UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

Lot 6-2, Level 9, Equatorial Plaza,

Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT

As previously disclosed in the Company’s Form 6-K filed on February 11, 2026, Helena Global Investment Opportunities I Ltd. (“Helena”) previously filed a complaint against Sagtec Global Limited (the “Company”) in the Supreme Court of the State of New York, County of New York (the “Action”), alleging claims arising out of a purchase agreement entered into between the parties dated July 11, 2025.

On March 20, 2026, the Company entered into a Confidential Settlement Agreement and Mutual General Release (the “Settlement Agreement”) with Helena to resolve a dispute arising from the Action. Pursuant to the Settlement Agreement, and without any admission of liability by either party, the parties agreed to fully and finally resolve all claims relating to the Action. As part of the settlement, Sagtec agreed to pay Helena an aggregate amount of $250,000 (the “Settlement Amount”), payable as follows: (i) an initial payment of $100,000 upon execution of the Settlement Agreement, which has been paid as of the date of this current report, and (ii) a final payment of $150,000 within ninety (90) days of the execution date. All payments are to be made by wire transfer of immediately available funds in accordance with instructions provided by Helena’s counsel.

On April 13, 2026, Helena filed a Notice of Discontinuance of the Action in the Supreme Court of the State of New York, County of New York, discontinuing the Action against Sagtec without prejudice and without costs to any party.

Upon Sagtec’s full and timely payment of the Settlement Amount, which has now been completed as of the date of this current report, Helena has released Sagtec and its affiliates from any and all claims relating to the Action, and Sagtec has provided a corresponding release to Helena.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: July 17, 2026

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